1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

ERIC D. SIMANEK eric.simanek@dechert.com +1 202 261 3424 Direct +1 202 261 3048 Fax

April 7, 2014

VIA EDGAR

Mr. Keith Gregory

Division of Investment Management

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Variable Insurance Trust (the “Registrant”)

File Nos. 333-35883 and 811-08361

Dear Mr. Gregory:

This letter responds to the comment you re-issued to me in a telephonic discussion on February 17, 2014, with respect to your review of Post-Effective Amendment No. 39 (“PEA No. 39”) to the Registrant’s registration statement filed with the Securities and Exchange Commission on November 13, 2013. PEA No. 39 was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of registering Institutional Shares and Service Shares of Goldman Sachs Strategic Income Fund (the “Fund”, a new series of the Registrant). Ms. Vroman-Lee had previously provided comments to PEA No. 39 on December 18, 2013, to which the Registrant responded via CORRESP on February 13, 2014. You subsequently re-issued the following comment. We have reproduced your comment below, followed by our response.

1.	Comment: Please delete the last sentence of footnote 2 to the “Annual Fund Operating Expenses” table (“The Fund’s ‘Other Expenses’ may be further reduced by any custody and transfer agency fee credits received by the Fund.”) in each Prospectus, as such disclosure is neither required nor permitted by Form N-1A.

Response: The Registrant has revised the disclosure accordingly.

Please do not hesitate to contact the undersigned at 202.261.3424 with any questions or comments concerning this correspondence.

Very Truly Yours,

/s/ Eric D. Simanek

Eric D. Simanek

cc:	Matthew Wolfe, Vice President, Goldman Sachs Asset Management, L.P.